Exhibit 99.1

Nexters Announces Changes to its Board of Directors

April 27, 2023 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”), announces a new appointment to its Board of Directors.

Igor Bukhman, co-founder of Playrix and one of Nexters’ key shareholders, has been appointed as non-executive Director of Nexters, effective as of April 26, 2023. Mr. Bukhman replaces Sergei Zaitsev as the designee of Everix Investments Limited pursuant to its director appointment rights. Mr. Zaitsev has departed Nexters’ Board of Directors with the effectiveness of Mr. Bukhman’s appointment.

Igor Bukhman has previously served as a member of Nexters’ Board of Directors in 2021 to 2022. He is the co-founder and member of the board of directors of Playrix, a developer and distributor of mobile video games. Between 2018 and 2019, Mr. Bukhman was an advisor for Everest Greenlight Advisors Ltd., a consulting company headquartered in Israel. Mr. Bukhman is the ultimate beneficial owner of Rimute Holdings Limited and Everix Investments Limited, both of which are affiliates of the Company. Mr. Bukhman holds a specialist degree in Applied Mathematics and Computer Science from Vologda State Pedagogical University.

The composition of Nexters’ Board of Directors committees remains unchanged.

About Nexters

Nexters is an international game development company that strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Island Questaway, Pixel Gun, Throne Rush, and others the company reached over 300 million installs worldwide and became one of the top three independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts

Roman Safiyulin | Chief Corporate Development Officer
investor@nexters.com